UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Subscription Agreement

On December 22, 2023, ads-tec Energy PLC, a public limited company incorporated under the laws of Ireland (the “Company”), entered into a Subscription Agreement (the “Subscription Agreement”) for a private placement (the “Private Placement”) with Mirabella Financial Services LLP, acting solely in its capacity as alternative investment fund manager of Svelland Global Trading Master Fund (the “Purchaser”) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. Pursuant to the Subscription Agreement, the Company has agreed to issue and sell to the Purchaser (i) 1,666,667 ordinary shares (the “Shares”) of the Company, US$0.0001 nominal value per share (“Ordinary Shares”) and (ii) warrants to purchase 1,339,285 Ordinary Shares (the “Warrants”). The Company will receive US$10 million in gross proceeds from the Private Placement, and up to an additional US$10 million if the Warrants are fully exercised.

The Private Placement closed on December 28, 2023, subject to customary closing conditions. The Company intends to use the net proceeds from the Private Placement for working capital and other general corporate purposes.

The Subscription Agreement includes representations, warranties, and covenants customary for a transaction of this type. In addition, the Company agreed to file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission no later than 60 calendar days following the signing of the Subscription Agreement to register the resale of the securities issued in the Private Placement. The foregoing summary of the Subscription Agreement is qualified in its entirety by reference to the form of Subscription Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

On December 27, 2023, the Company issued a press release announcing the entry into the Subscription Agreement for the Private Placement, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

The press release furnished as Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Warrants

In connection with the Subscription Agreement, on December 28, 2023, the Company entered into a warrant agreement (the “Six-Month Warrant Agreement”) with the Purchaser, pursuant to which the Purchaser subscribed to purchase warrants to purchase 714,285 Ordinary Shares that are exercisable, in whole or in part, from December 28, 2023 until 5:00 p.m., Eastern Time, on June 28, 2024 at an exercise price of $7.00 per share.

Additionally, the Company entered into a warrant agreement (the “One-Year Warrant Agreement,” and together with the Six-Month Warrant Agreement, the “Warrant Agreements”) with the Purchaser, pursuant to which the Purchaser subscribed to purchase warrants to purchase 625,000 Ordinary Shares that are exercisable, in whole or in part, from December 28, 2023 until 5:00 p.m., Eastern Time, on December 28, 2024 at an exercise price of $8.00 per share.

The foregoing summaries of the Six-Month Warrant Agreement and the One-Year Warrant Agreement are qualified in their entirety by reference to the form of Six-Month Warrant Agreement and the form of One-Year Warrant Agreement attached hereto as Exhibits 10.2 and 10.3, respectively, and incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Exhibit List

Exhibit No.	Description
10.1	Form of Subscription Agreement, dated December 22, 2023, by and between the Company and the Purchaser.
10.2	Form of Six-Month Warrant Agreement, dated December 28, 2023, by and between the Company and the Purchaser.
10.3	Form of One-Year Warrant Agreement, dated December 28, 2023, by and between the Company and the Purchaser.
99.1	Press Release, dated December 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 28, 2023	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

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